March 1, 2021

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attn: David Manion

RE:                           Center Coast Brookfield MLP & Energy Infrastructure Fund
File No. (811-22843)

Dear Mr. Manion:

Thank you for your telephonic comments, provided February 19, 2021 concerning the annual report to shareholders of Center Coast Brookfield MLP & Energy Infrastructure Fund (“CEN” or the “Fund”) for the fiscal year ended September 30, 2020. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1:         With respect to the Fund’s investment in KKR Eagle Co-Invest LP (“KKR Eagle”), the Staff notes the Fund’s concentration in this illiquid investment. Please discuss supplementally whether Fund management and the Fund’s Board of Trustees are monitoring the investment in light of the overall liquidity of the Fund, including the Fund’s ability to meet its cash obligations.

Response:             We confirm that Fund management regularly monitors the Fund’s investment in KKR Eagle, including its impact on the overall liquidity profile of the Fund. The Fund’s Board of Trustees also receives regular reporting regarding the Fund’s portfolio and financial condition generally and the KKR Eagle investment specifically. We note that as a closed-end fund, the Fund’s cash obligations generally consist of its distributions to common shareholders, interest payments on its outstanding indebtedness and payments to service providers. In declaring distributions to common shareholders, the Board considers the extent to which such distributions are covered by the income and distributions received in connection with the Fund’s portfolio investments. As disclosed in the Fund’s N-23C-2 Notice filed on January 20, 2021, the Fund redeemed all of its outstanding preferred shares on February 19, 2021, eliminating the Fund’s future cash obligation to pay dividends to preferred shareholders. The payment of the redemption price was funded through borrowings under the Fund’s credit agreement.

Comment 2:         Please confirm supplementally that all expenses of the Fund are current given the liquidity position of the Fund.

Response:             The Fund confirms that the Fund is current with respect to payment of all expenses of the Fund. In addition, the Fund notes that the Fund expects to pay all expenses as they come due from income and distributions received in connection with the Fund’s portfolio investments and, to the extent necessary, proceeds from the disposition of portfolio investments.

Despite the Fund’s sizeable illiquid position in KKR Eagle, we note that the Fund holds approximately $36.6 million (as of September 30, 2020) in liquid securities.

Comment 3:         Please confirm supplementally that the recapture provisions of Internal Revenue Code Section 751 relating to the significant sales of MLP securities have been complied with.

Response:             The Fund confirms that it has complied with the requirements of Internal Revenue Code Section 751.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (212) 549-8367.

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney, Secretary
Center Coast Brookfield MLP & Energy Infrastructure Fund

cc:           Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP